650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 19, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng
Eiko Yaoita Pyles
Patrick Gilmore
Edwin Kim

Re:	A10 Networks, Inc.
Registration Statement on Form S-1 and
Amendment No. 1 to Registration Statement on Form S-1 and
Amendment No. 2 to Registration Statement on Form S-1
Filed with the Commission on February 18, March 10, 2014 and March 13, 2014
File No. 333-194015

Ladies and Gentleman:

On behalf of A10 Networks, Inc. (the “Registrant”) and pursuant to verbal discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we respectfully submit to the Staff on a supplemental basis the attached proposed changed pages to the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”) which will be reflected in the Registrant’s final prospectus to be filed pursuant to Rule 424(b) of the Securities Act of 1933 (assuming no further pre-effective amendment to the Registration Statement will be filed). The proposed changed pages reflect the deletion of all references to FINRA Rule 5121.

Please direct any questions or comments concerning any matter with respect to the foregoing to me at (650) 320- 4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Greg Straughn, A10 Networks
Robert Cochran, A10 Networks
Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.
Jorge del Calvo, Pillsbury Winthrop Shaw Pittman LLP
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 13, 2014

12,500,000 Shares

COMMON STOCK

A10 Networks, Inc. is offering 9,000,000 shares of its common stock and the selling stockholders are offering 3,500,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ATEN.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to A10 Networks	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriters” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters the right to purchase up to an additional 1,875,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2014.

MORGAN STANLEY	BofA MERRILL LYNCH	J.P. MORGAN

RBC CAPITAL MARKETS

PACIFIC CREST SECURITIES	OPPENHEIMER & CO.

                    , 2014

Neither we nor the selling stockholders have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

THE OFFERING

Common stock offered by us	9,000,000 shares

Common stock offered by the selling stockholders	3,500,000 shares

Total common stock offered	12,500,000 shares

Over-allotment option being offered by the selling stockholders	1,875,000 shares

Common stock to be outstanding after this offering	59,029,124 shares

Use of proceeds	General corporate purposes, working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. Additionally, based on our current operating assumptions, we estimate that we will use between $20.0 million and $30.0 million of our net proceeds from this offering to fully implement our growth strategies described in this prospectus. The exact amount of net proceeds we use to fund our growth plans, however, will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may also, in our discretion, use a portion of the net proceeds to pay down certain existing debt obligations. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds.”

Conflicts of Interest	Some of our underwriters are affiliates of lenders under our credit agreement. As of December 31, 2013, we had outstanding borrowings of $20.0 million under our credit agreement. Because we may use more than 5% of the net proceeds that we receive from this offering to reduce the balance under our credit agreement, RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may each be deemed to have a conflict of interest with us. See “Use of Proceeds” and “Underwriters.”

New York Stock Exchange symbol	ATEN

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock that we are selling in this offering will be approximately $112.7 million, based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the net proceeds that we receive from this offering by approximately $8.4 million, assuming that the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each one million share increase or decrease in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $13.0 million, assuming the assumed initial public offering price, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to create a public market for our stock, increase our visibility in our marketplace, obtain additional capital and increase our capitalization and financial flexibility. We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. Additionally, based on our current operating assumptions, we estimate that we will use between $20.0 million and $30.0 million of our net proceeds from this offering to fully implement our growth strategies described in this prospectus. The exact amount of net proceeds we use to fund our growth plans, however, will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services, or technologies that complement our business, although we have no current commitments or agreements to enter into any acquisitions or investments. We may also, in our discretion, use a portion of the net proceeds to pay down certain existing debt obligations. Our credit facilities do not contain any restrictions on the amount of offering proceeds we may use for such purpose. As of December 31, 2013, we had outstanding borrowings of $20.0 million under our credit facility which bore an interest rate of 3.85% per annum. The credit facility matures on September 30, 2016. To the extent we are required to make a preference payment under the terms of our Series D redeemable convertible preferred stock as described on page 38 of the section entitled “Risk Factors” and choose to do so using cash, we would make such payment out of the proceeds from the offering.

We will have broad discretion over the uses of the net proceeds of this offering. Pending the above uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each of whom is an underwriter of this offering, are affiliates of lenders under our credit facility. If we use a portion of the net proceeds from this offering to pay down borrowings under our credit facility, these lenders would be entitled to receive their pro rata portion of the proceeds that are used to repay those borrowings. See “Underwriters—Conflicts of Interest.”

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UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
RBC Capital Markets LLC
Pacific Crest Securities LLC.
Oppenheimer & Co. Inc.

Total	12,500,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives.” The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the initial public offering price. Any underwriter may allow a concession not in excess of $         a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,875,000 additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

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Agreement. Royal Bank of Canada, an affiliate of RBC Capital Markets LLC, J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are joint lead arrangers and joint bookrunners under the Credit Agreement. J.P. Morgan Securities LLC is the Syndication Agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated is the Documentation Agent under the Credit Agreement.

Pricing of the Offering

Prior to our initial public offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Conflicts of Interest

We may use a portion of the net proceeds that we receive from this offering to pay down certain existing debt obligations. RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, three of the participating underwriters, are affiliates respectively of Royal Bank of Canada, JPMorgan Chase Bank, N.A. and Bank of America, N.A., which are each lenders under the Credit Agreement. Because we may use more than 5% of the net proceeds that we receive from this offering to reduce the outstanding balance under the Credit Agreement, RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may each be deemed to have a conflict of interest with us.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus

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